

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Lewis C. Warren
Chief Executive Officer
CORE Health Care Network, Inc.
200 S. Virginia Street, 8th Floor
Reno, NV 89501

> **Re: CORE Health Care Network, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 26, 2011**
> **File No. 000-53714**

Dear Mr. Warren:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

cc: Via E-mail
        Jillian Ivey Sidoti, Esq.
        Law Office of Jillian Ivey Sidoti